January 13, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe C2 Exchange, Inc.

For Exhibit F, the Exchanges are each filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Clearing Participant Letter of Guarantee and Trading Permit Holder Letter of Guarantee has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to update Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Corinne Klott

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 3:00pm on 01/13/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **01/13/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

25000006

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Corinne Klott (Name) Assistant General Counsel Cboe C2 Exchange, Inc. (Title) (312) 786-7793 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/13/25 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: Corinne Klott [signature executed at 3:00pm on 01/13/25] (Signature) Corinne Klott, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Clearing Participant Letter of Guarantee | Updated rule reference from Rule 3.10 to Rule 3.61.
2. Trading Permit Holder Letter of Guarantee | Updated rule reference from Rule 3.10 to Rule 3.61.

Cboe C2 Exchange, Inc.
Clearing Participant Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Participant

____
Clearing Participant Name

The Clearing Participant noted above represents that it is a member of The Options Clearing Corporation ("OCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The Clearing Participant further represents it is a registered Clearing Participant of the Cboe C2 Exchange, Inc. ("C2 Options" or "Exchange") requesting to have its OCC number(s) added to the Exchange's system to facilitate clearance and settlement of transactions made by the Clearing Participant and other Trading Privilege Holders of the Exchange.

In accordance with Rule 3.61 of the rules of C2 Options, the Clearing Participant accepts financial responsibility for all C2 Options transactions made by the Clearing Participant. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Clearing Participant of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing Number(s)

____
Signature of Authorized Officer, Partner or
Managing Member of Clearing Participant

____
Printed Name/Title

____
Date

Cboe C2 Exchange, Inc.
Trading Permit Holder Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Participant of Trading Permit Holder

____
Trading Permit Holder Name

The Trading Permit Holder ("TPH") noted above has represented to the undersigned Clearing Participant, a Member of the Options Clearing Corporation, that it is registered as a TPH on the Cboe C2 Exchange, Inc. ("C2 Options"). In accordance with Rule 3.61 of the rules of C2 Options, the undersigned Clearing Participant accepts financial responsibility for all C2 Options transactions made by the above referenced TPH when executing such transactions through the undersigned Clearing Participant. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Participant of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
Clearing Participant Name

____
OCC Clearing Number(s)

____
Signature of Authorized Officer, Partner or
Managing Member of Clearing Participant

____
Printed Name/Title

____
Date